MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2014
PREPARED AS OF JUNE 27, 2014

Introduction:

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and results of operations for the three months ended April 30, 2014 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the unaudited quarterly financial statements at April 30, 2014 and the Company's audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2013 which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the NASDAQ over the Counter Bulletin Board (“OTCBB”) under the symbol MMTIF and on the Canadian National Stock Exchange (“CNSX”) under the symbol MRM.

Forward looking statements:

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable Canadian securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events are not statements of historical fact, but are forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability. Reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Non-IFRS measures:

Deficit adjusted to cash basis (page 11) and adjusted loss (page 14) are presentations provided to assist management and investors in evaluating the Company. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management believes that Micromem shareholders and potential investors in Micromem use non-IFRS financial measures such as these in measuring its operating results.

****************************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2014
PREPARED AS OF JUNE 27, 2014
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:
1.	Overview
	(a)	Introduction
	(b)	Product Development Cycle
	(c)	Cost and Revenue Model
	(d)	Active Projects at April 30,2014
	(e)	Intellectual Property
	(f)	Financing
	(g)	Management and Board of Directors

2.	HIGHLIGIHTS-Client Project Activity, 3 Months ended April 30, 2014

3.	Discussion Of Financial Position At April 30, And Results Of Operations For The 3 Months Ended

	(a)	Financial Position
	(b)	Results of Operation
	(c)	Summary Of Quarterly results

4.	Compliance Related Reporting Matters:
	(a)	Related Party Transactions
	(b)	Liquidity and Capital Resources
	(c)	Share Data
	(d)	Financial Instruments
	(e)	Commitments and Contingencies
	(f)	Disclosure Controls and Internal Controls
	(g)	Off –Balance sheet Arrangements
	(h)	Critical Accounting Estimates and Significant Accounting Policies
	(i)	Going Concern
	(j)	Risks and Uncertainties Overview

5.	Subsequent Events

TABLES

1.	Selected Information, Financial Position
2.	Summary of Financing Raised

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING APRIL 30, 2014
PREPARED AS OF JUNE 27, 2014

1. OVERVIEW

(a) Introduction:

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past three years it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets.

The Company has responded to many Requests for Proposals from large multinationals. At April 30, 2014 it has secured contracts to produce sensor-based technology solutions for a number of these customers. These contractual arrangements are discussed further in the body of this document.

In essence, where a customer agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a development agreement with that customer where the customer will absorb the continued development costs associated with the project. Development milestones are established with the customer and Micromem will invoice and receive revenue against these milestones in accordance with the contracted terms. Micromem’s recurring revenue stream will be derived from product royalties, product licensing agreements and outright product sales.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry vertical, the Company has identified the following industry verticals as significant immediate term opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications. These key market segments are discussed further in the body of this report.

(b) Product Development Cycle:

The cycle for the Company's client driven product development projects includes multiple phases, which are stage gated. Once the Company has developed dialogue with a potential customer to develop a sensor based solutions platform for that entity, the following stage gates are followed on every contract:

Stage Gate One: Value Proposition Metrics: Obtain agreement with client on their definition of success and how success metrics will be calculated, deliver a strategy document to client and obtain client consensus, communicate proof of concept definition, collaborate with client to define revenue rollout and obtain agreement on the initial field test, installation requirements, client manpower support and schedule.

Stage Gate Two: Proof of Concept Field Test: design and build the proof of concept product, submit provisional patents with both parties as signatory, complete initial field test and assess results. Define modifications required to meet client success metrics and communicate and obtain consensus of go forward business strategy.

Stage Gate Three: Design and manufacture pre –production product: Manufacture pre production product, submit utility patents, deliver pre production products for field trials.

Stage Gate Four: Field test of pre-production product and optimization of performance metrics: Extended field tests with pre production product, modification if necessary of pre production product, optimization of performance as it relates to client success metrics, repeat field tests if necessary, revisit client metrics and obtain formal agreement that the go forward business strategy remains valid.

Stage Gate Five: Routine Manufacturing: Establish routine client orders and begin routine manufacturing.

Stage Gate Six: Rollout in Client Facilities: Schedule and begin routine rollout and deployment inside client infrastructure, train personnel, establish a service support model, establish on-line support model for assessing long term performance of the solution, manage any period of exclusivity with the client and, if applicable, negotiate a licensing structure and royalty agreement to allow MAST to market and sell the product beyond the client’s requirements.

Stage Gate Seven: Licensing and wider market deployment: Long term agreements for solution delivery and support, service and support agreements, warranty management and revenue generation strategy from outside sales.

(c) Cost and Revenue Model:

The Company negotiates revenue and cost sharing arrangements with its clients on all projects undertaken.

The Company's objective is to pursue joint development projects with large international entities that are seeking new technology solutions for their operations. At the commercial production phase, the Company expects to secure licensing fees with respect to its intellectual property, royalties with respect to unit sales or other commercial revenue opportunities.

(d) Active Projects at April 30, 2014

During the quarter ended April 30, 2014, the Company has actively pursued multiple client driven product development projects and contracts with its customers. These are highlighted in Section 2 of this MD&A document.

(e) Intellectual Property:

The Company has been active in building its intellectual property portfolio as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company has filed for several provisional patents for the client driven product development activity that continues as described above.

(f) Financing:

The Company converted the last of its bridge loans to equity in Q1 2014. It has raised $1.4 million in Q2 from the exercise of common share purchase warrants bringing the total cash raised through warrants exercised to $2.9 million since October 31, 2013. Subsequent to April 30th, 2014 the Company has raised an additional $420,025 of financing from the exercise of warrants.

(g) Management & Board of Directors:

There have been no changes to the key management team or the Board of Directors as previously reported at January 31, 2014.

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING APRIL 30, 2014
PREPARED AS OF JUNE 27, 2014

2. CLIENT PROJECT ACTIVITY, QUARTER ENDING APIRL 30, 2014 (THROUGH JUNE 27, 2014)

During the quarter ended April 30, 2014, the Company continued to advance the existing client projects that have been previously discussed and highlights include the following:

1.

Oil Well Nanoparticle Detection Platform: The Company completed all of the manufacturing specifications for its nano particle detection platform. Subsequent to quarter-end, a production grade unit was completed and delivered to the international company client. The Company submitted its final invoice for this project in the amount of $125,000 and we expect to report this revenue in July. The contract is now 100% complete. The client has tested and validated the performance of our detector platform in the field. We met all of our contract performance specifications. This client contract was designed to end at Stage Gate Four.

A follow on contract is expected to commence in Q3 where we anticipate that the client will commission up to 14 lab units for onsite testing at different wells. The contract value for these additional units is estimated at approximately $2 million. If that contract phase is successful, larger scale customer adoption is anticipated in 2015. This new contract will start at Stage Gate Five.

An additional follow on contract is expected before December 31, 2014 and will involve ruggedizing the present detector platform design and making it ready for direct installation on producing oil wells. This will open up a potential market for our detector platform of in excess of 100,000 units per year.

2.

Development of Nanoparticles for Interwell Tracer Oil Well Applications: The Company has pursued several strategies in its efforts to meet initial milestones under the development contract it executed in 2013 with this energy company. In this context, the Company announced in March 2014 that it executed a Memorandum of Understanding with Entanglement Technologies Inc. to develop an interwell tracer inline field hardened sensor detection platform. During the quarter, it incurred significant costs from third party suppliers in initiating this work.

The Company expects to receive a second milestone payment in July in the amount of approximately $87,000. This completes Stage Gate Two of this project.

The scope of the project continues to expand. The Company is also pursuing a joint development agreement with this client for both a cement integrity and a fracking sensor technology system.

3.

Partial Discharge Measurement in Power Transformers: The Company continues its transformer testing under the joint development agreement that it executed with Northeast Utilities in December 2013. This project is presently in Stage Gate Two and it is anticipated that client approval of the completion of Stage Gate Two will occur in Q3. The Company is negotiating an expanded working relationship to include power line testing and energy storage technologies.

4.

Lab on a Chip Automotive Product: The Company has developed a strategy to engage Tier 1 automotive manufacturers in furtherance of the oil pan plug sensor that is being developed for its automotive customer. It anticipates that a go forward product development strategy (Stage Gate Three) will emerge in Q3 including a client commitment from the first of multiple automotive companies.

5.

In Line Measurement of Impurities in Oil Lubricants: The Company has recently negotiated a contract with a global lubricant company to develop a MEMS version of an in line analytical device. This will be the first of its kind device bringing traditional analytical lab analysis in line on vehicles. This is a joint product development contract that will allow for the Company to share in the revenue stream as the client begins to roll out the product into their various global market segments. We expect that the contract will formally begin in July (Stage Gate One).

Each of the Company’s key initiatives, as above, has moved forward during the quarter with positive developments. The Company anticipates that it will realize commercial revenues in 2014 and 2015 from such initiatives. At this stage, it has invested approximately $2 million in client driven product development costs towards these projects. As the contracts progress, the Company will be reporting revenues realized against contract milestones delivered. It is currently evaluating new revenue reporting guidelines as put forward under International Financial Reporting Standards so as to conform with these guidelines.

**********************************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING APRIL 30, 2014
PREPARED AS OF JUNE 27, 2014

3. DISCUSSION OF OPERATING RESULTS – QUARTER ENDING APRIL 30, 2014

A) Financial Position:

	April 30,	October 31,
	2014	2013

Cash	$1,232,454	$821,283
Deposits and other receivables	354,438	234,741
	1,586,892	1,056,024
Property and equipment	25,892	13,998
Deferred development costs	2,030,492	928,077
Intangible assets, net	87,085	96,761
Patents, net	180,633	71,595
	$3,910,994	$2,166,455

Bridge loans	$-	$290,014
Accounts payable and accrued liabilities	281,526	340,122
	$281,526	$630,136

Share capital	$60,904,414	$57,757,170
Contributed surplus	33,411,170	32,822,327
Deficit	(90,686,116)	(89,043,178)
	3,629,468	1,536,319

	$3,910,994	$2,166,455

Commentary:

1.

The Company’s working capital position at April 30, 2014 has improved to $1,305,366 from $425,888 at last fiscal year end. Since October 31, 2013, the outstanding bridge loans were converted to common equity and the Company has raised a total of $2,886,102 of financing from the exercise of common share purchase warrants.

2.	The Company reports by project the following client driven product development costs incurred and quarter end balances as follows:

	Project	Costs incurred	Balance at
		in quarter	April 30, 2014

1	Oil Company #1	$147,131	$687,131
2	Automotive Co	12,271	444,271
3	Northeast Utilities	18,321	124,321
4	Oil Company #2	618,971	656,971
5	All other	61,264	117,798
		857,958	2,030,492

The Company is under NDA agreements which currently preclude it from identifying the customer name in projects 1, 2 and 4 above.

The expenditures which have been capitalized represent only the direct costs incurred by project including an allocation of time spent by MAST personnel on each project. These costs do not include any overhead cost allocations by the Company.

The Company begins to capitalize costs incurred on deferred development costs once a client project is formally launched. Prior to the initiation of a formal project, the Company has, in each case, incurred costs which were expensed in the period incurred.

As the Company successfully achieves development milestones under these development contracts it will invoice its customers in accordance with established contract terms.

3.

Intangible assets relate to technical knowhow and start up costs incurred in prior years relating to the Company’s early development of its sensor based technologies. The only current activity is amortization expense; the Company is amortizing these costs over 7 years through 2018.

4

The Company continues to invest in its intellectual property and is devoting more efforts and funding to this asset class as its pace of development activity increases. In the current quarter, it incurred $102,331 of patent related expenditures.

5	Accounts payable and accrued liabilities as reported represent current and recurring charges incurred in the normal course of operations.

6

A reconciliation of the Deficit as reported at October 31 2013 to the Cash deficit incurred over the Company's history was provided in the MD&A documentation prepared as of October 31, 2013. This information is updated as below ($000):

	Deficit per reporting period ($000):

	to 10/31/2007	Nov-08	Six months ending
		to 10/31/2013	4/30/2014	Cumulative

Per financial statements	(61,390)	(27,653)	(1,643)	(90,686)

Adjusted for
- non cash expenses	40,023	8,786	379	49,188
- non cash IFRS related	-	2,300	-	2,300
- Other			168	168

Deficit on cash basis	(21,367)	(16,567)	(1,096)	(39,030)

The above illustrates that since the initiation of the sensor based development efforts in the 2008 fiscal year, the cash expenses incurred total $17.663 million or an annual average spent of approximately $2.71 million.

Under the existing development contracts that the Company has with its customers, it will invoice customers upon achievement of specified milestones and generate project revenues in this fashion.

7	At April 30, 2014 the Company reports:

(a)

12.105 million Common stock options outstanding at an average strike price of $0.27 per share. These options expire between 2016-2019. The potential proceeds to the Company if all stock options are exercised are approximately $3.27 million.

(b)

19.607 million common share purchase warrants outstanding at an average strike price of $0.28 per warrant. These warrants expire at varying times over the next 12 months. The potential proceeds to the Company, if all outstanding warrants are exercised, is approximately $5.5 million.

B)	Results of Operations:

The following table summarizes the Company’s operating results for the three months ended April 30, 2014 and 2013:

	Three months ended April 30,
	2014 ($000)	2013 ($000)
Interest and other income	-	-
Administration	69	104
Professional fees and salaries	387	394
Stock-based compensation	379	-
Product development	7	34
Travel and entertainment	81	52
Foreign exchange loss (gain)	(4)	2
Amortization of property and equipment	2	1
Amortization of intangible assets and patents	-	5
Total expenses	922	591
(Gain) loss on revaluation of embedded derivatives	-	(41)
(Gain) loss on revaluation of derivative warrant liability	-	(533)
Net comprehensive loss	922	17
Loss per share	(0.01)	(0.00)

Commentary:

1)	The components of administration costs compare as follows:

	Q2	Q2
	2014	2013

General and administrative	12	19
Rent and occupancy cost	21	23
Bad debt expenses	6	-
Interest income	(6)	-
Interest expense	-	20
Accretion expense	-	6
Office insurance	16	15
Telephone	6	6
Investor relations, listing and filling fees	14	15
	69	104

Interest expense and accretion expense relate to the convertible bridge loans outstanding in 2013; these loans have since been repaid or converted to common equity.

2)	The components of professional fees and salaries include:

	Q2	Q2

Audit related	27	62
Legal	72	23
Charman, CEO, CFO fees	104	113
Staff salaries & benefits	89	79
IFRS related	10	8
Other	84	110
	387	394

Additional legal expenses were incurred in Q2 2014 relating to contract discussions relating to the Company's strategic development partners.

Other expenses include the portion of MAST salaries which are not capitalized as deferred development costs and investor relations expenses.

3)	Travel related costs have increased in 2014 from the prior year given the increase in development activity and the number of active client projects with which the Company is currently engaged.

C)	Unaudited Quarterly Financial Information – Summary

Quarterly information on financial position is presented in Table 1 and operating data is as presented below:

Three months ended (unaudited)	Interest and other income $	Expenses $	Loss in period $	Loss per share $	Adjusted loss(1) $
July 31, 2012	-	582,815	(507,079)	-	(576,000)
October 31, 2012	-	942,132	1,606,176	0.01	(670,000)
January 31, 2013		728,564	(416,078)	-	(557,000)
April 30, 2013		591,372	(17,012)	-	(583,000)
July 31, 2013		485,137	(261,031)	-	(477,000)
October 31, 2013	-	923,103	(5,239,307)	(0.03)	(709,000)
January 31, 2014	-	552,123	(552,123)	(0.00)	(534,000)
April 30, 2014	-	922,183	(922,183)	(0.01)	(544,660)

(1)

The adjusted loss calculation is a non IFRS measurement. It is calculated by adjusting the quarterly loss as reported by adding back non cash expenses including stock compensation costs, amortization expense, foreign exchange/translation expense and all IFRS related gains or losses as reported in each quarter.

(2)

The loss reported in the 3 months ended October 31, 2013 includes non cash revaluations of the deferred warrant liability and other non cash charges of in excess of $4 million. These represent IFRS measurements but are not cash expenses of the Company- note that the adjusted loss as reported for the quarter is $709,000.

*************************

MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED APRIL 30, 2014
PREPARED AS OF JUNE 27, 2014

4. COMPLIANCE RELATED REPORTING MATTERS

a) Related Party Transactions:

The Company reports the following related party transactions:

Management and consulting fees: Included in the $386,890 of professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarter ended April 30, 2014 was $212,130 of cash compensation and $315,057 of stock based compensation (2013 - $199,259 of cash compensation and $nil of stock based compensation).

b) Liquidity and Capital Resources:

Table 2 provides a summary of financing raised between 2012 and Q2 2014.

We currently report negative cash flows from operations. This will change when we are generating revenues from license fees royalties or the sale of products utilizing our technology, sufficient to cover the Company’s direct costs associated with its client projects and its overhead costs.

The Company's working capital position has improved significantly during 2014, the result of financing secured during the current fiscal year and the conversion of the bridge loans outstanding at October 31, 2013 into equity during the first quarter. Working capital at April 30, 2014 was $1,305,366; subsequent to quarter end the Company has raised an additional $420,025 of incremental financing.

The Company has granted stock options to officers, directors, employees and consultants; at April 30, 2014 a total of 12,105,000 options are outstanding which, if fully exercised, would result in additional financing of $3.27 million. Additionally, the Company reports a total of 19.607 million common share purchase warrants outstanding which, if fully exercised, would result in additional financing of $5.5 million.

We have no commitments for capital expenditures at April 30, 2014.

c) Share Data:

At April 30, 2014 the Company reports 173,357,549 common shares outstanding (2013: 147,903,622). Additionally, the Company has 12,105,000 stock options outstanding (2013: 10,395,000 options outstanding) and a total of 19,606,890 outstanding warrants to acquire common shares (2013: 22,786,543 outstanding warrants).

d) Financial Instruments:

It is management's opinion that the Company is not exposed to significant interest rate and credit risks arising from financial instruments and that the fair value of financial instruments approximate their carrying values.

The Company's financial instruments consist of deposits and other receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.

e) Commitments and Contingencies:

Operating Leases: The Company entered into a new five year lease in June, 2012 at a base monthly cost of approximately $3,800 CDN.

Legal Matters: There are currently no outstanding legal matters to which the Company is a party. We maintain insurance policies that may provide coverage against certain claims.

f) Disclosure Controls/Internal Controls:

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee including an independent director. A committee charter has been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases. Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately.

We have a small number of employees and segregation of duties and responsibilities is restricted. The Audit Committee, in tandem with the CFO, has evaluated the Company's internal control procedures and has concluded that these procedures are adequate to provide reasonable assurance of operational effectiveness. In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

g) Off-Balance Sheet Arrangements:

The Company has no off-balance sheet financial commitments other than the operating leases for equipment and premises.

h) Critical Accounting Policies and Significant Accounting Estimates:

The condensed interim quarterly Financial Statements comply with the requirements of IAS standard 34, Interim Financial Reporting. Reference should be made to the disclosures of Significant Accounting Policies that are presented in the audited statements as at October 31, 2013. The Company’s significant accounting policies include measurement and disclosure policies on foreign currency translation, financial instruments, compound and hybrid financial instruments, derivatives, intangible assets, property and equipment and related amortization, deferred development costs, patents, private placements, stock based compensation and income taxes. There have been no changes to the Company’s significant accounting policies in the six months ended April 30, 2014. The Company is currently evaluating the impact of IFRS 15-a revised draft standard relating to revenue from contracts with customers.

i) Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the six months ended April 30, 2014, the Company reported a loss from operations of $1,474,306 (2013 - $1,319,936), and negative cash flow from operations of $1,269,694 (2013 - $1,360,550). The Company’s working capital position as at April 30, 2014 is $1,305,366 (2013 – negative working capital of $977,307).

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2014; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there would be doubt that the Company would continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

j) Risks and Uncertainties Overview

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown:

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent considerable time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance.

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Competitors:

The Company may be subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one or several of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

5. SUBSEQUENT EVENTS

Between May 1, 2014 and June 26, 2014 the Company realized proceeds of $420,025 from the exercise of 1,769,642 common share purchase warrants.

Table 1
Micromem Technologies Inc
Management Discussion and Analysis
Annual and Quarterly financial information
April 30, 2014
($US)

			Loss per share
Fiscal year ending	Interest and		(basic and fully
October 31	other income	Net Loss	diluted)
2013	-	(5,933,428)	(0.04)
2012	-	(1,750,738)	- 0.01

Quarter ending
April 30, 2014	-	(922,183)	(0.01)
January 31, 2014	-	(552,123)	(0.00)
October 31, 2013	-	(5,239,307)	(0.03)
July 31, 2013	-	(261,031)	(0.00)
April 30, 2013	-	(17,012)	(0.00)
January 31, 2013	-	(416,078)	(0.00)
October 31, 2012	-	1,606,176	0.01
July 31, 2012	-	(507,079)	(0.00)

Table 2
Micromem Technologies Inc
Management Discussion and Analysis
Summary of financing raised by Company
April 30,2014

Summary of financing raised by Company

Date of financing	2010			2011

	Shares	Price / share	$	Shares	Price / share	$

Private placements
January 2010	2,204,276	0.476	1,049,062
April 2010	289,899	0.448	130,000
July 2010	1,730,026	0.321	556,078
October 2010	1,717,307	0.196	335,910

January 31, 2011				2,525,000	0.199	503,140
April 30, 2011				250,000	0.120	30,000
July 31, 2011				8,355,045	0.112	932,554
October 31, 2011				9,695,162	0.104	1,012,987

	5,941,508		2,071,050	20,825,207		2,478,681

Date of financing	2012			2013

	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q1	2,005,022	0.107	214,478	1,967,117	0.161	316,373
Q2	2,178,592	0.213	464,495	5,358,704	0.159	852,809
Q3	708,333	0.210	148,510	2,126,603	0.158	336,504
Q4	1,452,952	0.147	213,416	6,654,533	0.211	1,404,846

Exercise of warrants
Q1	-		-	3,393,912	0.126	428,650
Q2	1,270,000	0.141	179,270	753,334	0.176	132,220
Q3	4,513,045	0.127	573,927	1,120,000	0.115	129,064
Q4	6,292,813	0.119	746,516	686,667	0.193	132,457

Conversion of bridge loan
July 31, 2012	1,120,000	0.098	109,825
October 31, 2012	740,080	0.158	117,075

	20,280,837		2,767,512	22,060,870		3,732,923

	2014

	Shares	Price / share	$

Exercise of warrants
Q1	6,325,224	0.235	1,486,022
Q2	6,023,399	0.232	1,400,080

Conversion of bridge loan
Q1	2,517,501	0.120	302,100
Q2	-	-	-
	14,866,124		3,188,202